UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

Report of Independent Registered Public Accounting Firm

The Plan Administrators
Waddell & Reed Financial, Inc.
    401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule 1 — Schedule of Assets Held for Investment Purposes as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 27, 2016

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments at fair value	$201,949,399	$213,461,885
Non-interest bearing cash	35,497	—

Receivables:
Contributions and rollover receivable from participants	837,531	765,148
Contributions receivable from participating employers	890,496	808,377
Pending trades and dividends	60,871	65,626
Total receivables	1,788,898	1,639,151

Total assets	203,773,794	215,101,036

Liabilities:
Pending trades	(127,343)	(312,547)
Total liabilities	(127,343)	(312,547)

Net assets available for benefits	$203,646,451	$214,788,489

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2015

Investment income:
Dividends — stock	$254,270
Dividends — mutual funds	1,417,475
Net depreciation in the fair value of investments	(10,386,240)
Other income	61,552
Total investment loss	(8,652,943)
Contributions:
Participants	12,001,552
Employer	6,368,241
Participant rollovers	595,711
Total contributions	18,965,504
Benefits paid to participants	(21,454,599)
Net decrease	(11,142,038)
Net assets available for benefits:
Beginning of year	214,788,489
End of year	$203,646,451

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended and restated (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)         General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. (the “Company”) and its subsidiaries who have one calendar month of service for the Company or a subsidiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee that has authority to arbitrate disputes and settle claims arising under the Plan.

(b)         Contributions

Effective January 1, 2014, an auto-enrollment feature was added to the Plan whereby all eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Unless a different percentage is elected, automatically enrolled participants have their deferral rate set at 3% of eligible compensation as defined in the Plan document.  This contribution percentage increases automatically in future years by 1% per year up to a maximum of 10% unless an alternative election is made.

Participants are allowed to make semi-monthly pre—tax and after—tax contributions not to exceed eligible compensation less required social security tax withholdings, subject to Internal Revenue Service (the “IRS”) annual limitations of $18,000 for 2015 and $17,500 for 2014; $24,000 for 2015 and $23,000 for 2014 if the participant was 50 years of age or older. The Plan provides for a matching employer contribution of 100% of the first 3% of compensation and 50% of the next 2% of compensation that the participant contributes. Employer matching contributions are pre—tax and begin immediately upon participation.  Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)          Participant Accounts and Vesting

Each participant’s account is credited with their contributions, the employer’s matching contributions and earnings on their participant and employer account balances. Participants vest immediately in their contributions and earnings.  Employer matching contributions and earnings vest after the participant completes one year of service.

(d)         Participant Loans

Participant loans are not permitted.

(e)          Payment of Benefits

Upon termination of service for any reason a participant is paid a lump-sum distribution if their account balance is equal to or less than $1,000. During 2015 and 2014, former employees with an account balance greater than $1,000 could elect to remain a participant in the Plan until age 69, but could not continue to make contributions to the Plan.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

(f)            Subsequent Events

The Plan has evaluated subsequent events through June 27, 2016, the date the financial statements were issued.

In January 2016, the Plan filed an Application for Voluntary Correction Program (“VCP”) and an Application for Determination for Employee Benefit Plan.  The VCP was filed when the Plan administrator couldn’t locate documentation regarding the designation of certain of the Company’s subsidiaries as participating employers under the Plan.  The VCP further details this matter and the Plan sponsor’s plan for correcting them.

In June 2016, the Plan administrator identified certain operational errors in administration of the Plan.  The errors relate to the calculation of compensation for purposes of employee deferral and employer matching contributions beginning in January 2014.  The Plan administrator is in the process of gathering data and correcting these errors to comply with the terms of the Plan document. The impact of these errors are not material and have not been recorded in the accompanying statements of net assets available for benefits as of December 31, 2015.

The Plan administrator does not expect the VCP submission or the operational errors to affect the Plan’s tax status.

(2)                     Summary of Significant Accounting Policies

(a)         Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the Plan’s net assets available for benefits and changes in those net assets using the accrual method of accounting.

The Plan allows contributions to be invested in Company Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) the Ivy Funds. Waddell & Reed Investment Management Company and Ivy Investment Management Company, participating employers in the Plan, manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. BMO Harris Bank N.A. serves as the trustee for the Plan.

The Plan had 2,172 and 2,104 participants at December 31, 2015 and 2014, respectively. At December 31, 2015, 490 of the 2,172 participants in the Plan were former employees who had elected not to withdraw from the Plan. At December 31, 2014, 479 of the 2,104 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(b)         Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

(c)          Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments in the mutual fund shares are valued at the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value or derive the value of investments.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Other income represents settlement distribution funds received by the Plan for the benefit of certain mutual fund shareholders.

(d)         Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(e)          Early Adoption of Accounting Standards Update (“ASU”) 2015-12

In July 2015, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I is not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part II is to be applied retrospectively. Management has elected to adopt Part II for fiscal year 2015.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

(3)                     Plan Investments

(a)         Fair Value

The following presents the number of shares and fair value of common stock and mutual fund investments held by the Plan as of December 31, 2015 and 2014.

	Number
December 31, 2015	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	177,964	$5,100,448
Cash equivalents *	—	216,133

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	480,208	4,547,570
Asset Strategy	1,113,770	9,144,049
Bond	240,079	1,478,887
Cash Management	13,223,906	13,223,906
Continental Income	438,418	4,099,209
Core Investment	2,332,546	14,345,160
Dividend Opportunities	123,997	1,830,196
Energy	181,613	2,055,861
Global Bond	729,129	2,544,661
Global Growth **	552,678	6,400,015
Government Securities	449,264	2,443,995
High Income	463,063	2,861,731
New Concepts	1,104,062	11,316,631
Science and Technology	916,097	13,924,668
Small Cap	418,379	6,719,160
Value	398,905	5,417,124
Vanguard	1,039,536	10,665,635

Total Waddell & Reed Advisors Group of Mutual Funds		$113,018,458

*                      Cash equivalents consist of shares of the BMO Prime Money Market Fund Class Y.

**               Effective January 1, 2015, the fund changed its name to Global Growth.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

	Number
December 31, 2015	of shares	Fair value
Ivy Funds:
Apollo Multi-Asset Income *	30,535	$305,350
Apollo Strategic Income *	9,492	92,835
Asset Strategy	309,599	6,879,299
Balanced	161,522	3,792,534
Bond	123,918	1,282,549
Core Equity	282,279	4,047,882
Cundill Global Value	70,128	1,052,619
Dividend Opportunities	16,400	285,197
Emerging Markets Equity	365,732	5,072,697
Emerging Markets Local Currency Debt	33,255	269,029
Energy	158,719	1,747,494
European Opportunities	69,131	1,973,011
Global Bond	17,744	159,699
Global Equity Income	80,869	967,998
Global Growth **	60,788	2,516,017
Global Income Allocation	113,604	1,593,864
Global Natural Resources	269,121	3,447,434
Global Real Estate ***	47,437	486,703
Global Risk-Managed Real Estate ****	37,999	408,867
High Income	471,712	3,273,684
International Core Equity	361,321	6,077,419
Large Cap Growth	351,078	6,716,121
Limited-Term Bond	188,701	2,026,651
Micro Cap Growth	103,884	2,221,042
Mid Cap Growth	171,706	3,494,226
Mid Cap Income Opportunities	49,848	508,945
Real Estate Securities	112,175	3,100,513
Science And Technology	146,534	8,046,161
Small Cap Growth	364,152	6,889,756
Small Cap Value	226,489	3,408,663
Value	72,134	1,470,101
Total Ivy Funds		83,614,360
Total investments		$201,949,399

*                      Effective November 3, 2015, the fund was added to the plan.

**               Effective January 1, 2015, the fund changed its name to Global Growth.

***        Effective February 1, 2016, the fund changed its name to Ivy LaSalle Global Real Estate.

**** Effective February 1, 2016, the fund changed its name to Ivy LaSalle Global Risk-Managed Real Estate.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

	Number
December 31, 2014	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	147,840	$7,365,389
Cash equivalents *	—	210,092

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	392,461	4,148,316
Asset Strategy	1,352,823	12,067,177
Bond	208,697	1,325,224
Cash Management	13,665,632	13,665,632
Continental Income	438,816	4,511,025
Core Investment	2,149,837	15,242,346
Dividend Opportunities	118,031	2,034,847
Energy	208,844	3,049,120
Global Bond	738,809	2,748,371
Government Securities	428,840	2,367,196
High Income	552,846	3,936,266
International Growth **	519,105	6,104,678
New Concepts	1,069,765	12,869,271
Science and Technology	966,984	16,119,615
Small Cap	403,869	7,471,581
Value	357,688	5,880,394
Vanguard	965,826	10,150,834

Total Waddell & Reed Advisors Group of Mutual Funds		$123,691,893

*                      Cash equivalents consist of shares of the BMO Prime Money Market Fund Class Y.

**               Effective January 1, 2015, the fund changed its name to Global Growth.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

	Number
December 31, 2014	of shares	Fair value
Ivy Funds:
Asset Strategy	376,495	$9,706,031
Balanced	68,577	1,716,491
Bond	90,172	959,434
Core Equity	232,140	3,581,919
Cundill Global Value	88,184	1,512,348
Dividend Opportunities	12,108	236,339
Emerging Markets Equity	391,288	6,205,822
Emerging Markets Local Currency Debt	27,722	252,268
Energy	58,961	839,602
European Opportunities	57,826	1,601,191
Global Bond	3,017	28,993
Global Equity Income	90,357	1,152,957
Global Income Allocation	93,508	1,409,169
Global Natural Resources	240,449	3,945,774
Global Real Estate **	55,506	588,920
Global Risk-Managed Real Estate ***	27,635	292,932
High Income	421,536	3,401,797
International Core Equity	265,180	4,542,540
International Growth *	56,134	2,297,549
Large Cap Growth	254,272	4,815,903
Limited-Term Bond	338,505	3,669,396
Micro Cap Growth	103,769	2,546,492
Mid Cap Growth	180,130	4,296,106
Mid Cap Income Opportunities	23,187	249,725
Real Estate Securities	110,270	3,096,395
Science And Technology	155,524	8,979,977
Small Cap Growth	309,443	6,671,591
Small Cap Value	170,411	3,096,374
Value	20,801	500,476
Total Ivy Funds		82,194,511
Total investments		$213,461,885

*                      Effective January 1, 2015, the fund changed its name to Global Growth.

**               Effective February 1, 2016, the fund changed its name to Ivy LaSalle Global Real Estate.

***        Effective February 1, 2016, the fund changed its name to Ivy LaSalle Global Risk-Managed Real Estate.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

(b)               Fair Value Measures

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment’s fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-level hierarchy of inputs is summarized as follows:

•                                          Level 1 — Investments are valued using quoted prices in active markets for identical securities.

•                                          Level 2 — Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

•                                          Level 3 — Investments are valued using significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments.

Investments classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific investment security to determine a value.

Investments classified as Level 3 are valued primarily through the use of a single quote (or multiple quotes) from dealers in the investment securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 investments.

At December 31, 2015 and 2014, all of the Plan’s investments were Level 1 investments.

(c)                Change in Fair Values

During 2015, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated by $10,386,240 as follows:

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

2015
Waddell & Reed Financial, Inc. Class A common stock	$(3,114,268)
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	128,758
Asset Strategy	(872,383)
Bond	(26,875)
Continental Income	(64,825)
Core Investment	(66,157)
Dividend Opportunities	(56,497)
Energy	(621,268)
Global Bond	(172,858)
Global Growth *	230,893
Government Securities	(35,558)
High Income	(442,000)
New Concepts	(659,209)
Science and Technology	(229,384)
Small Cap	(112,027)
Value	(240,324)
Vanguard	736,148
Total Waddell & Reed Advisors Group of Mutual Funds	$(2,503,566)

* Effective January 1, 2015, the fund changed its name to Global Growth.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

2015
Ivy Funds:
Apollo Multi-Asset Income *	$(5,505)
Apollo Strategic Income *	(442)
Asset Strategy	(780,763)
Balanced	(54,289)
Bond	(36,626)
Core Equity	(31,318)
Cundill Global Value	(165,222)
Dividend Opportunities	(8,692)
Emerging Markets Equity	(795,350)
Emerging Markets Local Currency Debt	(32,696)
Energy	(412,678)
European Opportunities	39,355
Global Bond	(9,853)
Global Equity Income	(48,830)
Global Growth **	78,981
Global Income Allocation	(107,799)
Global Natural Resources	(1,018,543)
Global Real Estate ***	1,772
Global Risk-Managed Real Estate ****	1,966
High Income	(529,967)
International Core Equity	(170,325)
Large Cap Growth	387,099
Limited-Term Bond	(15,833)
Micro Cap Growth	(274,659)
Mid Cap Growth	(242,740)
Mid Cap Income Opportunities	(36,138)
Real Estate Securities	89,305
Science and Technology	(232,665)
Small Cap Growth	(134,598)
Small Cap Value	(184,124)
Value	(37,229)
Total Ivy Funds	(4,768,406)
Net depreciation	$(10,386,240)

*	Effective November 3, 2015, the fund was added to the plan.
**	Effective January 1, 2015, the fund changed its name to Global Growth.
***	Effective February 1, 2016, the fund changed its name to Ivy LaSalle Global Real Estate.
****	Effective February 1, 2016, the fund changed its name to Ivy LaSalle Global Risk-Managed Real Estate.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the year ended December 31, 2015 are as follows:

	2015
	Participant	Employer
Waddell & Reed Financial, Inc.	$34,898	17,784
Waddell & Reed, Inc.	4,275,424	2,209,397
Waddell & Reed Investment Management Company	1,617,520	863,868
Waddell & Reed Services Company	993,314	598,694
Ivy Funds Distributor, Inc.	1,852,885	1,044,611
Ivy Investment Management Company	87,128	47,927
W & R Corporate LLC	2,892,360	1,451,170
W & R Capital Management Group, Inc.	248,023	134,790
	$12,001,552	6,368,241

(5)                     Related-Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Company Class A common stock. The Company and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation/depreciation in fair value of investments.  Plan investments also include shares of the BMO Prime Money Market Fund Class Y.  BMO Harris Bank N.A. serves as trustee for the Plan, and therefore, is a party in interest.

(6)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All Plan assets would be distributed in the event of Plan termination.

(7)                     Tax Status

The IRS has determined and informed the Company by a letter dated May 9, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “Code”). See note 1(f) regarding subsequent events. The Plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that is expected to adversely affect the qualified status of the Plan.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2015 and 2014

In accordance with GAAP, Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan currently has no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)                     Reconciliation of Financial Statements to the Form 5500

At December 31, 2015 and 2014, the Plan had  $47,877 and $7,475 in benefit payments that had been processed and approved for payment, but had not yet been paid. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on the Form 5500.

The following is a reconciliation of net assets available for retirement benefits per the financial statements to the Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for retirement benefits per the financial statements	$203,646,451	214,788,489
Benefits payable	(47,877)	(7,475)
Net assets available for retirement benefits per the Form 5500	$203,598,574	214,781,014

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2015:

	2015	2014
Benefits paid per the financial statements	$21,454,599	14,421,478
Add benefits payable at end of year	47,877	7,475
Less benefits payable at beginning of year	(7,475)	—
Benefits paid per the Form 5500	$21,495,001	14,428,953

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2015

Identity of issuer, borrower, lessor, or similar party		Description of investment		Current value
*	Waddell & Reed Financial, Inc.	177,964	Shares of Class A common stock	$5,100,448
*	Cash equivalents	—	BMO Prime Money Market Fund Class Y	216,133

*	Waddell & Reed Advisors Group of Mutual Funds	480,208	Shares of Accumulative	4,547,570
*	Waddell & Reed Advisors Group of Mutual Funds	1,113,770	Shares of Asset Strategy	9,144,049
*	Waddell & Reed Advisors Group of Mutual Funds	240,079	Shares of Bond	1,478,887
*	Waddell & Reed Advisors Group of Mutual Funds	13,223,906	Shares of Cash Management	13,223,906
*	Waddell & Reed Advisors Group of Mutual Funds	438,418	Shares of Continental Income	4,099,209
*	Waddell & Reed Advisors Group of Mutual Funds	2,332,546	Shares of Core Investment	14,345,160
*	Waddell & Reed Advisors Group of Mutual Funds	123,997	Shares of Dividend Opportunities	1,830,196
*	Waddell & Reed Advisors Group of Mutual Funds	181,613	Shares of Energy	2,055,861
*	Waddell & Reed Advisors Group of Mutual Funds	729,129	Shares of Global Bond	2,544,661
*	Waddell & Reed Advisors Group of Mutual Funds	552,678	Shares of Global Growth	6,400,015
*	Waddell & Reed Advisors Group of Mutual Funds	449,264	Shares of Government Securities	2,443,995
*	Waddell & Reed Advisors Group of Mutual Funds	463,063	Shares of High Income	2,861,731
*	Waddell & Reed Advisors Group of Mutual Funds	1,104,062	Shares of New Concepts	11,316,631
*	Waddell & Reed Advisors Group of Mutual Funds	916,097	Shares of Science and Technology	13,924,668
*	Waddell & Reed Advisors Group of Mutual Funds	418,379	Shares of Small Cap	6,719,160
*	Waddell & Reed Advisors Group of Mutual Funds	398,905	Shares of Value	5,417,124
*	Waddell & Reed Advisors Group of Mutual Funds	1,039,536	Shares of Vanguard	10,665,635
	Total Waddell & Reed Advisors Group of Mutual Funds			113,018,458
*	Ivy Funds	30,535	Shares of Apollo Multi-Asset Income	305,350
*	Ivy Funds	9,492	Shares of Apollo Strategic Income	92,835
*	Ivy Funds	309,599	Shares of Asset Strategy	6,879,299
*	Ivy Funds	161,522	Shares of Balanced	3,792,534
*	Ivy Funds	123,918	Shares of Bond	1,282,549
*	Ivy Funds	282,279	Shares of Core Equity	4,047,882
*	Ivy Funds	70,128	Shares of Cundill Global Value	1,052,619
*	Ivy Funds	16,400	Shares of Dividend Opportunities	285,197
*	Ivy Funds	365,732	Shares of Emerging Markets Equity	5,072,697
*	Ivy Funds	33,255	Shares of Emerging Markets Local Currency Debt	269,029
*	Ivy Funds	158,719	Shares of Energy	1,747,494
*	Ivy Funds	69,131	Shares of European Opportunities	1,973,011
*	Ivy Funds	17,744	Shares of Global Bond	159,699
*	Ivy Funds	80,869	Shares of Global Equity Income	967,998
*	Ivy Funds	60,788	Shares of Global Growth	2,516,017
*	Ivy Funds	113,604	Shares of Global Income Allocation	1,593,864
*	Ivy Funds	269,121	Shares of Global Natural Resources	3,447,434
*	Ivy Funds	47,437	Shares of Global Real Estate	486,703
*	Ivy Funds	37,999	Shares of Global Risk-Managed Real Estate	408,867
*	Ivy Funds	471,712	Shares of High Income	3,273,684
*	Ivy Funds	361,321	Shares of International Core Equity	6,077,419
*	Ivy Funds	351,078	Shares of Large Cap Growth	6,716,121
*	Ivy Funds	188,701	Shares of Limited-Term Bond	2,026,651
*	Ivy Funds	103,884	Shares of Micro Cap Growth	2,221,042
*	Ivy Funds	171,706	Shares of Mid Cap Growth	3,494,226
*	Ivy Funds	49,848	Shares of Mid Cap Income Opportunities	508,945
*	Ivy Funds	112,175	Shares of Real Estate Securities	3,100,513
*	Ivy Funds	146,534	Shares of Science And Technology	8,046,161
*	Ivy Funds	364,152	Shares of Small Cap Growth	6,889,756
*	Ivy Funds	226,489	Shares of Small Cap Value	3,408,663
*	Ivy Funds	72,134	Shares of Value	1,470,101
	Total Ivy Funds			83,614,360
	Total investments			$201,949,399

*  Indicates party-in-interest investment

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 27, 2016.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN, AS AMENDED AND
RESTATED

By:	/s/ Brent K. Bloss
Brent K. Bloss, Member
Administrative Committee

By:	/s/ Melissa A. Clouse
Melissa A. Clouse, Member
Administrative Committee

By:	/s/ Sara L. Kircher
Sara L. Kircher, Member
Administrative Committee

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Member
Administrative Committee